CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-11579

                           NOTIFICATION OF LATE FILING

    (Check One) |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                |_| Form N-SAR

         For Period Ended:                 June 30, 2000
                            -------------------------------------------

|_| Transition Report on Form 10-K        |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F        |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Action Period Ended:
                                                ------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.

         If the notification relates to a portion of the filing  checked  above,
identify the items(s) to which the notification relates:        Not Applicable
                                                          ----------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         TBC Corporation
                         -----------------------------------------------------
Former name of applicable       Not Applicable
                         -----------------------------------------------------
Address of principal executive office (Street and number)
                                4770 Hickory Hill Road
                         -----------------------------------------------------

City, state and zip code        Memphis, Tennessee 38141
                         -----------------------------------------------------

                                     PART II

                               RULE 12b-25 AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  x      (b)   The  subject  annual  report,  semi-annual   report,   transition
 ---           report  on Form  10-K,  20-F,  11- K or Form  N-SAR,  or  portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

               On June 5, 2000, TBC Corporation completed its acquisition of Tire Kingdom, Inc. ("Tire Kingdom"), a privately-held corporation not previously subject to the reporting requirements of the Securities Exchange Act of 1934. TBC cannot file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 at this time due to the necessary financial and accounting work to be completed in connection with this acquisition.

               The acquisition will be accounted for using the purchase method of accounting. Since the closing, TBC has been working to integrate Tire Kingdom into TBC's accounting system. In addition, TBC and its independent auditors have undertaken to complete the necessary purchase accounting for the transaction to enable TBC to include Tire Kingdom and its results of operations in TBC's consolidated financial statements. The complexities of the transaction and its timing in the last month of the second quarter have resulted in TBC's being unable to file its Form 10-Q in a timely manner without unreasonable effort or expense.

               TBC expects to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 on or before August 21, 2000, which is the first business day after the fifth calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

  Ronald E. McCollough                     (901)                  363-8030
-------------------------------------------------------------------------------
    (Name)                               (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         X    Yes         No
                                                       -------     -------

         (3) Is it anticipated any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereto?

                                                              Yes    X    No
                                                      --------     -------

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 TBC Corporation
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 14, 2000                      By /s/ Ronald E. McCollough
     -------------------------                 -------------------------
                                            Name:     Ronald E. McCollough
                                            Title:    Executive Vice President,
                                                      Chief Financial Officer
                                                      and Treasurer